June 18, 2009

Kathleen Collins, the Accounting Branch Chief

Mail Stop 4561
Securities and Exchange Commission
Washington, D.C. 20543

Re: Yucheng Technologies Limited
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed May 5, 2008
File no. 1-33134

Dear Ms. Collins:

We are responding to your letter to Mr. Remington Hu, dated June 4, 2009.  We have reproduced the comments of the Staff, and below each we have provided a response.

Our counsel, Andrew Hudders, with the firm of Golenbock Eiseman Assor Bell & Peskoe LLP, 437 Madison Avenue, New York, New York, 10022 (Fax: 212-754-0330 – Tel: 212-907-7349) has spoken with you and we understand that we may provide the intended responses in this letter for the Staff consideration before we make the actual amendments in the Form 20-F. Please feel free to contact Mr. Hudders. Once you have indicated that the Staff is satisfied with the responses, we will proceed to make the appropriate amendment to the Form 20-F for the fiscal year ended December 31, 2007, and file it on Edgar.

Form 20-F for the Fiscal Year Ended December 31, 2007

Note 2. Summary of Significant Accounting Policies and Practices

(m) Revenue Recognition, page F-19

1.
We note your response to our prior comment 2 where you indicate that you used the six standalone PCS contracts as the source of evidence to determine the VSOE of fair value for PCS in 2008 for the bundled contracts. While we note that you charge different man-month rates for different PCS contracts, you indicate these rates fall within a tight range to establish VSOE of fair value for PCS. However, it is still unclear to the Staff how the Company can conclude that such rates are substantive when there are only six contracts with separate standalone PCS renewals and the Company’s limited history of offering standalone PCS contracts. As a result, please explain why you believe you have a sufficient history of selling standalone PCS contracts to establish VSOE of fair value for PCS.

RESPONSE BY YUCHENG

Our PCS included in the bundled IT solution contracts and those in the standalone PCS contracts are primarily offsite technical support services provided through telephone and e-mail. Although these services require various levels of engineers with different charge rates, the composition of the level of engineers involved is consistently proportionate. Therefore, this allows us to price our standalone PCS in a consistent manner and this can be evidenced by the fact that the mean of the actual blended rates (the contract value of standalone PCS contract divided by the number of man-months required) fall within a tight range in the standalone PCS contracts. Although there was limited population of standalone PCS contracts, we consider that it is sufficient for us to draw the conclusion that our rates are substantive because our pricing methodology has been widely accepted by our customers and the actual blended rates reflect the price we are able to charge for the PCS if it is sold separately.

However, we note that the determination of VSOE of fair value of multi-year PCS based the limited population of standalone PCS contracts is quite judgmental. Accordingly, we have also considered how we would account for these arrangements in the event we are unable to establish VSOE of fair value of multi-year PCS. After consideration, we have determined that it would be also acceptable to account for the entire bundled arrangement using the percentage-of-completion method in conformity with Accounting Research Bulletin No. 45, Long-Term Construction-Type Contracts (“ARB No. 45”) and the relevant guidance in SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”), as we believe that the accounting for the entire bundled arrangement using the percentage-of-completion will result in a very similar revenue recognition pattern that we utilized when initially drafting the financial statements using the guidance as to relates to the VSOE of fair value for PCS. In our fact pattern, we would apply the percentage-of-completion method of revenue recognition to the period from the start of the significant production, modification, or customization through to the last element delivered, which is the end of the PCS service period.

In considering the use of percentage-of-completion method for bundled arrangements with multi-year PCS, we have considered our ability to make reasonably dependable estimates following the guidance in paragraphs 21 through 33 of SOP 81-1. We consider that our experience in serving our customers, similarity of projects undertaken, skill set required, the limited PCS services, and budgetary control procedures enable us to make reasonably dependable estimates of the extent of progress toward completion, contract revenues, and contract costs. Also, our executive management team, on average, possesses 15 years or more of direct relevant industry experience, which strengthens our ability in making reasonably dependable estimates.

In addition, the underlying conditions in our circumstances enable us to use the percentage-of-completion method because:

1.
Contracts executed by the parties included provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement;

2.	The customer can be expected to satisfy its obligation under the contract; and
3.	We can be expected to perform our contractual obligations.

In a typical bundled arrangement that involves significant production, modification, or customization of the software, our contracts with customers clearly specify the contract value, deliverables, payment terms, timetable for provision of different deliverables, and requirements for PCS. We prepare a budget for each project based on the contract and the Statement of Work (“SOW”), an appendix to the contract that details the deliverables. Each budget requires approval from General Sales Manager and Technical Department Manager. Once a project commences, the project manager reviews and monitors the progress against the budget. Regular meetings are held to discuss the progress of on-going projects. If revisions to budget are necessary based on progress, the revisions require the same approval from the General Sales Manager and Technical Department Manager. In addition, if the revisions result in an impact of more than 5% of gross profit margin, additional approval from the Vice President is required.

To elaborate on our ability to make reasonably dependable estimates, in particular, the costs associated with the PCS, our PCS is primarily offsite technical support services provided through telephone and e-mail. The costs associated with the PCS can be reasonably estimated based on the number of man-months required in the similar projects we have undertaken in the past. As we described in our previous responses, our customers are sizeable banks and financial institutions that demand all software be tested robustly up-front prior to any official launch. Hence, customer acceptance of an IT solution is taken as confirmation that the system has passed all of the customer’s testing as well as our own internal testing. Once accepted and put into operation, the customer expects a flawless IT solution, because the costs for shutting down a system is very costly, not just from the financial perspective but also loss of reputation. Hence, from our experience, the likelihood of providing any significant PCS is remote, if at all, and there has been no significant upgrade or enhancement to our customers in the past and we expect this trend will remain in the future. Any significant upgrade would not fall under PCS, but will become a new IT solution contract.

On the other hand, in situations where we are required to provide onsite support service during the PCS period, we typically insert a term in the contract to limit the volume of PCS services; for example, “During the PCS term of three years, we will provide PCS of no more than 4 man-months equivalent work”, or “During the PCS term of three years, we will provide PCS of no more than 10% of the total volume of work of the entire IT solution”. These contract terms allow us to limit and reasonably estimate our costs required during the PCS period. In addition, we have analyzed and concluded that the PCS component of a bundled arrangement to be insignificant, because the maximum number of man-months required to service the PCS compared to the total number of man-months required for the entire bundled arrangement do not exceed 3.9% on average. We expect the proportion of the PCS component to the entire bundled arrangement will continue to be at that level or less in the future.

In conclusion, we consider that the use of percentage-of-completion method in conformity with ARB No. 45 and the relevant guidance in SOP 81-1, to account for the Company’s bundled contracts with multi-year PCS is appropriate because: -

1.
The nature and terms of the Company’s bundled contracts satisfy the conditions as stipulated in paragraph 23 of SOP 81-1. Also, we have the ability to make reasonably dependable estimates that relate to the extent of progress toward completion, contract revenues and contract costs;

2.
The percentage-of-completion method aligns with the economic realities of the Company’s contracts, because the PCS services represent an insignificant portion of the entire bundled arrangement. The application of any other method, such as zero-gross margin approach, would significantly distort the financial results of the Company from an economic reality viewpoint; and

3.
Although AICPA Technical Practice Aids do not fall into one of the established generally accepted accounting principles, TPA 5100.49 provides an indication that it does not prohibit the use of ARB No. 45 when there is no VSOE.

To facilitate your assessment, we propose the revised wording for our accounting policy for the revenue recognition as follows:

“The Company generates revenues primarily from Software & Solutions, Platform & Maintenance Services and POS services. Revenue is recognized as follows:

(i)
Software & Solutions – they mainly consist of implementation, customization, post-contract customer support (“PCS”), training and consulting. Revenue from software and solutions services is generated primarily from customer orders in which customers purchase bundled solutions that include the Company’s software and third party hardware. Our bundled solutions generally require significant production, modifications, or customization of software, the percentage-of-completion method is therefore applied to the period from the start of the significant production, modifications, or customization through the last element delivered, which is typically the end of the bundled PCS services period, in accordance with Accounting Research Bulletin (ARB) No. 45, Long-Term Construction-Type Contracts (“ARB No. 45”), using the relevant guidance in Statement of Position (SOP) 97-2 Software Revenue Recognition (“SOP 97-2”), and in SOP No. 81-1, Accounting for Performance of Construction-Type and Certain Product-Type Contracts (“SOP 81-1”). Labor costs and direct project expenses are used to determine the stage of completion. Revisions in estimated contract profits are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made for anticipated losses on uncompleted contracts.

In a typical bundled solutions contract that includes PCS, the Company generally offers the PCS to customers for one year. In limited circumstances, the Company would offer PCS for more than one year.  In dealing with one-year PCS, the Company follows paragraph 59 of SOP 97-2 to recognize PCS revenue upon delivery of the software & solutions, as it considers that (i) the PCS fee is included with the initial solution service fee; (ii) the PCS included with the initial solution service is for one year or less; (iii) the estimated cost of providing PCS during the arrangement is insignificant and (iv) unspecified upgrades/enhancements offered during the PCS arrangements historically have been and are expected to continue to be minimal and infrequent.  In dealing with multi-year PCS, the Company recognizes the revenue from the bundled solutions services using the percentage-of-completion method as mentioned above”

2.
We note from your response to our prior comment 3 that you establish VSOE for bundled contracts that include three years of PCS based on the rates charged on standalone one-year maintenance contracts. Clarify how VSOE of fair value for three-year bundled PCS is established given the fact that you have not sold any standalone three-year PCS contracts. In this regard, while we note in your response that you do not have any stated renewal rates in your PCS contracts, clarify how you considered by analogy, the guidance in TPA 5100.52.

RESPONSE BY YUCHENG

Please see above for the approach we propose.

*  *  *  *  *  *  *

In connection with responding to the comments of the Staff of the SEC, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing of the Form 20-F;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely

/s/ Remington Hu,
Chief Financial Officer